Christopher D. Menconi

202.373.6173

chris.menconi@bingham.com

August 5, 2014

VIA EDGAR TRANSMISSION

Ms. Alison White

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  KraneShares Trust (File Nos. 333-180870 and 811-22698) (the “Registrant”); Post-Effective Amendment No. 43 to the Registrant’s Registration Statement on Form N-1A (“PEA No. 43”)

Dear Ms. White:

This letter responds to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “SEC”) on May 12, 2014 with respect to PEA No. 43. PEA No. 43 was filed with the SEC on April 14, 2014 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding a new series: the MPS Thomson Reuters Venture Capital Fund (formerly, the Krane Thomson Reuters Venture Capital Fund) (the “Fund”). For ease of reference, we have set forth below your comments followed by our responses to the comments. Unless otherwise noted, capitalized terms have the same meaning as specified in the Registration Statement.

Prospectus Comments:

1.   Comment. Please include the Fund’s completed fee and expense information in the next filing of the Fund’s Registration Statement.

Response. We have included the Fund’s completed Fees and Expenses table in the Fund’s most recent filing of the Fund’s Registration Statement.

2.    Comment. Please confirm that the Fund’s disclosure regarding its use of derivatives is consistent with the guidance set forth in Mr. Barry Miller’s letter to the Investment Company Institute, dated July 30, 2010, regarding derivatives-related disclosures for investment companies.

Response. We believe the Fund’s disclosure regarding its use of derivatives is consistent with the guidance set forth in Mr. Barry Miller’s letter to the Investment Company Institute, dated July 30, 2010, regarding derivatives-related disclosures for investment companies.

Ms. Alison White

August 5, 2014

3.	Comment. Please ensure that the Edgar series and class identifier information for the Fund is accurate.

Response. We have updated the Edgar series and class identifier information for the Fund and confirm the updated information is accurate.

4.	Comment. Please confirm that the fee waiver and/or expense reimbursement amount is reflected in the Example amount for Year 1 only.

Response. The Registrant has confirmed that the fee waiver and/or expense reimbursement amount is reflected in the Example amount for Year 1 only.

5.	Comment. Please explain whether the Fund is subject to compliance with Rule 35d-1. If not, please explain why.

Response. The Registrant has adopted and disclosed in its Prospectus an 80% investment policy with respect to its U.S. venture capital industry-related investments pursuant to Rule 35d-1 under the 1940 Act.

6.	Comment. To the extent possible, please simplify the Fund’s “Principal Investment Strategies” discussion.

Response. We have revised the Fund’s “Principal Investment Strategies” discussion as requested.

7.	Comment. Please disclose additional information about the Underlying Index, including the average market capitalization of the components, the number of issuers, and where more information can be found.

Response. We have revised the Fund’s Prospectus as requested.

8.	Comment. Please confirm that to the extent the Fund invests in total return swaps, it will set aside an appropriate amount of segregated assets in compliance with the guidance in Investment Company Act Release No. 10666.

Response. The Registrant has confirmed that its investments in total return swaps will comply with the segregation requirements described in Investment Company Act Release 10666.

Ms. Alison White

August 5, 2014

9.	Comment. Please confirm that the Fund will be passively managed.

Response. The Registrant has confirmed the Fund will be passively managed and seek to track the Underlying Index by investing in the components of the Underlying Index or securities and financial instruments that are economically similar to the components of the Underlying Index.

10.	Comment. In the “Management - Manager of Managers Structure” section, please include a statement to the effect that any increase in the aggregate advisory fee rate (including both the advisory and sub-advisory fees) remains subject to shareholder approval. In addition, please indicate the status of the Trust’s exemptive relief.

Response. We have revised the disclosure as requested. The initial exemptive application seeking an order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) granting an exemption from Section 15(a) of the Act, Rule 18f-2 thereunder, and certain disclosure requirements under various other rules and forms (the “Application”) was filed by KraneShares Trust and Krane Funds Advisors, LLC (the “Applicants”) on February 27, 2014. Following the receipt of comments from the staff on May 22, 2014 and the submission of an Amended and Restated Application on June 11, 2014, the requested order was issued on July 29, 2014.

11.	Comment. Please revise the “Shareholder Information - Calculating Net Asset Value” section to delete the discussion of foreign securities, unless the Fund intends to invest in foreign securities.

Response. The Fund does not intend to invest in foreign securities. Therefore, we have revised the “Shareholder Information - Calculating Net Asset Value” section as suggested.

12.	Comment. Please revise the Fund’s fees and expenses table to disclose the fees listed under “Service and Other Fees” on page 23.

Response. We respectfully decline to revise the Fund’s fees and expenses table as requested because we do not believe the inclusion of such fees in the table is required by Form N-1A as the fees referenced would “apply to only a limited number of shareholders based on their particular circumstances.”

Ms. Alison White

August 5, 2014

SAI Comments:

13.	Comment. Please revise the Fund’s second and third fundamental policies to describe what is permitted by the 1940 Act.

Response. We have included disclosure following the list of fundamental and non-fundamental policies describing what is permitted by the 1940 Act.

14.	Comment. Please revise the language of fundamental policy no. 5 to state “if, as a result, 25% or more of the Fund’s total assets would be invested.” In addition, please confirm to the staff that the Fund will look through affiliated fund investments for purposes of determining compliance with this policy, as well as unaffiliated funds that have adopted a policy to concentrate their investments.

Response. We respectfully decline to revise fundamental policy no. 5 as requested because we believe the current wording is consistent with the SEC’s interpretation, as stated in Form N-1A1, “that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration.” With respect to the staff’s second comment, the Registrant has confirmed that for purposes of complying with its policy on concentration it will look through investments in affiliated underlying funds and will refrain from investing in unaffiliated funds that disclose a policy to concentrate their investments in a particular industry if such investment would cause the Fund to violate its concentration policy.

15.	Comment. Under “Distributor and Distribution Arrangements - Distribution Plan,” please disclose whether the plan is a reimbursement plan or compensation plan.

Response. We have revised the disclosure under “Distributor and Distribution Arrangements - Distribution Plan” as requested.

16.	Comment. Please revise the Part C as necessary to disclose the number of legal opinions filed or to be filed.

Response. We have corrected the Part C to disclose the filing of one legal opinion for the Fund.

___________________________

1 We note the same interpretation was previously stated in Guide 19 of Form N-1A.

Ms. Alison White

August 5, 2014

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I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) the SEC’s or SEC Staff’s comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; (iii) the action of the SEC or the SEC Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iv) the Registrant may not assert the SEC’s or the SEC Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6101.

Sincerely yours, /s/Christopher D. Menconi Christopher D. Menconi

cc:	Mr. Jonathan Krane